Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April, 2011

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Corporate governance strategy and growth presentation.

Item 1.

Corporate governance, strategy and growth

April 2011

Forward -looking statements

Statements contained herein, which are not historical facts, relating to the projected capital structure, capital expenditures forecasts, potential growth of business, expected attraction and retention of talented professionals, improved corporate governance, value creation and longevity of Ultrapar, among others, are forward -looking statements. The words "believe," "anticipate,"
"expect," "estimate," "will," "plan," "may," "shall," "intend," "foresee,"
"project," and other variations, as well as similar words, are intended to identify forward -looking statements. Forward -looking statements involve a number of risk and uncertainties, including, but not limited to, changes in the general economic and business conditions, competition, changes in regulations and the other risks and uncertainties described in our annual report on Form
20-F for the year ended December 31(st), 2009. These forward -looking statements speak as of the date they were made or as of the date hereof, and
Ultrapar undertakes no obligation to update the forward -looking statements contained herein.

                                                                               2

Ultrapar - Economic links between corporate governance, strategy and growth

Ultrapar - Outstanding position in its markets

2nd largest fuel distributor in Brazil

The largest LPG distributor in Brazil

The largest producer of ethylene oxide derivatives in Latin America

The largest provider of storage for liquid bulk in Brazil

                                                                               4

Ultrapar - Track record of strong earnings and value creation growth since the
IPO

EBITDA

Net earnings

Return on equity

Dividends declared

Proven performance in different scenarios of the economy, interest rates, inflation, exchange rates, oil prices, etc.

                                                                               5

Ultrapar - Shareholders' returns

Investment of R$ 1,000 in October 1999

Average daily trading volume

                                                                               6

Ultrapar - R$ 9 billion invested since the IPO, with strong returns

Organic investments

Acquisitions

Expansion of service station network and logistics infrastructure

o    Ipiranga (2007) - R$ 2.4 billion

o    Texaco (2009) - R$ 1.4 billion

o    DNP (2010) - R$ 85 million

o    Geographical expansion to reach nationwide coverage

o    Strengthen leadership in small bulk LPG -UltraSystem

o    Shell Gos (2003) - R$ 171 million

o    Production capacity expansion, focused on specialty chemicals

o    Oxiteno Mexico (2003) - US$ 18 million

o    Oxiteno Andina (2007) - US$ 8 million

o    Expansion in the storage capacity

o    Unioo Terminais (2008) - R$ 519 million

o    Puma (2009) - R$ 44 million

Larger operating scale
Strengthening of competitive advantages

                                                                               7

Ultrapar - Fundamentals for the successful track record in value creation

Strategy

o    Leadership position in its markets, with long-term competitive advantages

o    Resilient businesses leveraged on the economic growth

o    Solid financial position

     o    Potential to take advantage of strategic opportunities - investments and acquisitions

     o    Flexibility to pay substantial dividends

Management

o    Culture and corporate governance oriented to value creation

     o    Alignment of interests between management and shareholders

     o    Delegation and accountability

     o    High standards of controls and transparency

o    Discipline in capital allocation

     o    Investment in projects thoroughly analyzed, aimed at value creation

     o    Planning and execution as key success drivers

o    Management structures adapted to the characteristics of each business division, with financial and IT functions centralized

     o    Agile decision-making process

     o    Gains of scale and effective controls

                                                                               8

Ultrapar - The role of corporate governance in the company development until the 90's

30's to 60's

o    Foundation and establishment of Ultragaz by Ernesto Igel

o    Growth of the LPG distribution business

o    Expansion to several businesses

70's

o    Beginning of the implementation of professional management in the company

80's

o    Structuring of Pery Igel's succession - beginning of Paulo G. A. Cunha's tenor as CEO

o    First stock ownership program, turning key executives into shareholders, with a 20-year vesting period

o    Restructuring process - focus on businesses in which the company has competitive advantages

90's

o    Stock ownership granted to a second group of executives

o    Shared control between executives and the founding family

o    Transformation of a privately -held company into a listed company

                                                                               9

Ultrapar - Governance and capital markets as key elements to build a solid company (1999-2010)

1999

o    First Brazilian company to carry on simultaneous IPOs in BMandFBOVESPA and the NYSE

o    ADR level III - highest standards of transparency and disclosure

2000

o    First Brazilian company to grant 100% tag along rights to all shareholders

2002

o    Variable compensation linked to EVA([R]) performance

o    Representative of preferred shareholders in the Board of Directors

o    Corporate restructuring and delisting of Oxiteno - Ultrapar becomes owner of 100% of all its businesses

2003

o    Stock ownership granted to a new generation of executives

2004

o    Code of ethics formalized

o    Dividends for common and preferred shares equalized

2005

o    Follow -on offering to increase liquidity of the company's shares

2007

o    Separation of the role of CEO and Chairman of the Board of Directors

o    Sarbanes -Oxley certification

2008

o    Ultrapar becomes part of the main market indexes

2011

o    New corporate governance structure

                                                                              10

Corporate governance, strategy and growth

Proposed steps and outlook

Ultrapar - Rationale of the new step in corporate governance

Deepen alignment of interests and professional management

Increased investment capacity

Enduring company's growth

                                                                              12

Ultrapar - Key elements of the new corporate governance structure

Conversion of every preferred share into one common share

o    One share=one vote

o    All shareholders with same economic and political rights

o    Ultrapar will no longer have a defined controlling group

Current shareholder structure

Shareholder structure after the conversion

                                                                              13

Ultrapar - Key elements of the new corporate governance structure

o    A single class of shares

o    Strengthening of the corporate governance bodies

     o    Board of Directors with at least 30% of independent members

     o    Creation of the compensation committee, with two independent members

     o    Creation of the audit committee, with two independent members who are not directors

o    Mandatory tender offer in the event of relevant acquisition (20% of the capital stock)

o    No poison pills, voting limitations, unequal treatment provisions or entrenched provisions

o    Migration to the Novo Mercado segment of BMandFBOVESPA

Governance standards exceeds the requirements of the Novo Mercado

All shareholders become partners with identical rights to actively participate in the decisions of the shareholders' meetings

                                                                              14

Ultrapar - Future growth to be built upon on resilient businesses

Ultragaz

Bottled LPG

Essential good

LPG market - bottled segment million ton

Ipiranga

Fuel for light vehicles

Essential product / low car penetration

Continuing growth of the Brazilian light vehicle fleet million vehicles

Low car penetration
% of population

Source: ANFAVEA
(1) Estimated 2010 fleet, based on the number of cars licensed in the year

Ultracargo

Storage and handling of liquid bulk

o    In a strong economy, handling of products grows

o    In an unstable macroeconomic environment, the storage grows

....that are leveraged on the economic growth

Bulk LPG consumption

Brazilian GDP (CAGR)   4.4%
Bulk LPG volume (CAGR) 4.4%
      1.0x GDP growth

Storage capacity for liquid bulk in Brazil

Brazilian GDP (CAGR)    4.4%
Storage capacity (CAGR) 7.4%
    1.7x GDP growth

Sources: ANP, Brazilian Central Bank, Sindigas, sales of Oxiteno in the domestic market, ABTL

                                                                              16

Ultrapar - Investment and value creation opportunities in all businesses

Reinforce positioning of differentiated products and services, aimed at higher margins

Expand in higher -growth regions (Midwest, Northeast and North) through conversion of unbranded service stations, new service stations and acquisitions of regional distributors

Reduce grey market in the sales of ethanol

Expand UltraSystem, taking advantage of the growth in the bulk segment

Further implement operational excellence programs

Expand in niche markets

Maximize the benefits of the recent expansion in production capacity - sales volume and mix

Focus on fast-growing segments: cosmetics and detergents, coatings, agricultural chemicals, oil and gas

Increase share of chemicals produced from renewable sources

Expand existing terminals

New terminals and acquisitions

                                                                              17

Ultrapar - Growth and value creation path for the next years

o    Businesses with unique characteristics

     o    Leading positions, with competitive advantages

     o    Resilient businesses, leveraged on the economic growth

     o    Clear and defined strategies

     o    Solid track record in execution

o    Investment and value creation opportunities in all businesses

o    New corporate governance structure allows...

     o    Increased alignment of interests

     o    Decisive step towards professional management

     o    Increased investment capacity - potential for more ambitious projects

Ultrapar Participaooes S.A.

Investor relations o 55 11 3177 7014o invest@ultra. com.br www.ultra.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April  6, 2011

ULTRAPAR HOLDINGS INC.
By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Corporate governance, strategy and growth presentation)